Exhibit 8.1


                              List of Subsidiaries

         The following is a list of the significant subsidiaries of CEMEX, S.A. de C.V. as of December 31, 2005, including the name of each subsidiary and its country of incorporation:


         CEMEX Mexico, S.A. De C.V.........................  Mexico
         CEMEX Concretos, S.A. De C.V......................  Mexico
         CEMEX Espana, S.A.................................  Spain
         CEMEX Corp........................................  United States (DE)
         CEMEX, Inc........................................  United States (LA)